Exhibit 99.1

The9 Limited Announces Unaudited Financial Information
As of and For the Six Months Ended June 30, 2019

In compliance with NASDAQ Rule 5250(c)(2), The9 Limited (the “Company”) hereby announces its unaudited consolidated statement of income for the six months ended June 30, 2019 and its unaudited consolidated balance sheet as of June 30, 2019.

THE9 LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	US$
			(Note)
Revenues:
Online game services	9,948,160	263,579	38,395
Other revenues	543,277	-	-
	10,491,437	263,579	38,395
Sales taxes	(31,351)	(12,252)	(1,785)
Total net revenues	10,460,086	251,327	36,610
Cost of revenues	(8,364,700)	(115,060)	(16,760)
Gross profit	2,095,386	136,267	19,850
Operating expenses:
Product development	(12,171,876)	(8,658,009)	(1,261,181)
Sales and marketing	(1,516,067)	(852,176)	(124,133)
General and administrative	(28,016,337)	(33,479,081)	(4,876,778)
Gain on disposal of subsidiaries	10,275,703	1,235,874	180,024
Total operating expenses	(31,428,577)	(41,753,392)	(6,082,068)
Other operating income	112,530	22,680	3,304
Loss from operations	(29,220,661)	(41,594,445)	(6,058,914)
Interest expenses, net	(51,110,526)	(17,193,207)	(2,504,473)
Fair value change on warrants liability	2,919,044	(964,594)	(140,509)
Gain on disposal of equity investees and available-for-sale investment	-	3,694,628	538,183
Other (expenses) income, net	(6,176,827)	7,840,727	1,142,131
Loss before income tax expense and share of loss in equity method investments	(83,588,970)	(48,216,891)	(7,023,582)
Share of loss in equity method investments	(1,627,241)	(1,824,878)	(265,823)
Net loss for the period	(85,216,211)	(50,041,769)	(7,289,405)
Net loss attributable to noncontrolling interest	(7,520,240)	(7,030,290)	(1,024,077)
Net loss attributable to redeemable noncontrolling interest	(2,701,193)	(2,525,192)	(367,836)
Net loss attributable to The9 Limited	(74,994,778)	(40,486,287)	(5,897,492)
Change in redemption value of redeemable noncontrollling interest	(22,913,753)	(10,497,201)	(1,529,090)
Net loss attributable to holders of ordinary shares	(97,908,531)	(50,983,488)	(7,426,582)
Other comprehensive loss:
Currency translation adjustments	(302,161)	(2,642,951)	(384,989)
Total comprehensive loss	(85,518,372)	(52,684,720)	(7,674,394)
Comprehensive loss attributable to:
Noncontrolling interest	(4,570,583)	(9,063,344)	(1,320,225)
Redeemable noncontrolling interest	(2,701,193)	(2,525,192)	(367,836)
The9 Limited	(78,246,596)	(41,096,184)	(5,986,333)
Net loss attributable to holders of ordinary shares per share
- Basic	(2.17)	(0.60)	(0.09)
- Diluted	(2.17)	(0.60)	(0.09)
Weighted average number of shares outstanding
- Basic	45,172,579	84,283,464	84,283,464
- Diluted	45,172,579	84,283,464	84,283,464

Note:The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.8650, representing the noon buying rate on the last trading day of June 2019 (June 28, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

THE9 LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As of December 31, 2018	As of June 30, 2019	As of June 30, 2019
	RMB	RMB	US$
			(Note)

Assets
Current Assets:
Cash and cash equivalents	4,256,449	2,088,077	304,163
Accounts receivable, net of allowance for doubtful accounts of RMB1,149,864 as of both December 31, 2018 and June 30, 2019	592,897	318,607	46,410
Advances to suppliers	15,808,042	16,192,597	2,358,718
Prepayments and other current assets	6,148,787	7,445,112	1,084,503
Amounts due from related parties	6,207,846	5,758,666	838,844
Total current assets	33,014,021	31,803,059	4,632,638
Investments in equity investees	45,216,118	44,304,100	6,453,620
Property, equipment and software, net	17,352,445	16,662,523	2,427,170
Land use right, net	62,589,656	61,629,201	8,977,305
Other long-lived assets, net	6,515,200	40,888,700	5,956,111
Total Assets	164,687,440	195,287,583	28,446,844

Liabilities, Redeemable Noncontrolling Interest and Shareholders' Equity (Deficit)
Current Liabilities:
Short-term borrowings	112,461,383	147,157,788	21,435,949
Accounts payable	38,035,661	37,769,693	5,501,776
Other taxes payable	2,949,082	2,811,265	409,507
Advances from customers	39,631,950	39,136,118	5,700,818
Amounts due to related parties	71,849,633	87,913,353	12,806,024
Deferred revenue	159,125	-	-
Refund of game points	169,998,682	169,998,682	24,763,100
Warrants	1,490,844	2,455,438	357,675
Convertible notes	375,257,140	391,662,011	57,052,005
Interest payables	15,298,961	16,125,089	2,348,884
Accrued expense and other current liabilities	81,291,306	86,422,101	12,588,798
Total current liabilities	908,423,767	981,451,538	142,964,536
Total Liabilities	908,423,767	981,451,538	142,964,536

Redeemable noncontrolling interest	341,074,539	349,046,548	50,844,362
Shareholders' Equity (Deficit)
Class A ordinary shares	-	6,404,340	932,897
Class B ordinary shares	-	519,734	75,708
Ordinary shares	6,502,658	-	-
Additional paid-in capital	2,496,069,065	2,495,278,554	363,478,304
Statutory reserves	28,071,982	28,071,982	4,089,145
Accumulated other comprehensive loss	(9,204,556)	(9,814,453)	(1,429,636)
Accumulated deficit	(3,233,061,063)	(3,273,547,350)	(476,845,936)
The9 Limited shareholders' deficit	(711,621,914)	(753,087,193)	(109,699,518)
Noncontrolling interest	(373,188,952)	(382,123,310)	(55,662,536)
Total shareholder's deficit	(1,084,810,866)	(1,135,210,503)	(165,362,054)
Total liabilities, redeemable noncontrolling interest and shareholders' equity (deficit)	164,687,440	195,287,583	28,446,844

Note:The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.8650, representing the noon buying rate on the last trading day of June 2019 (June 28, 2019) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About The9 Limited

The9 Limited is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.